Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

Set forth below is a letter to certain participants in the Employee Stock Ownership Plan of Great Lakes Financial Resources, Inc. in connection with the proposed merger between First Midwest Bancorp, Inc. and Great Lakes Financial Resources, Inc.

July 15, 2014

Re:                             ESOP Diversification Election

Dear ESOP Participant:

We are writing to you because you previously elected to diversify a portion of your Employee Stock Ownership Program (“ESOP”) account based on the December 31, 2013 valuation price of $220.60 per share of Great Lakes Financial Resources, Inc. (“Great Lakes”) common stock. On Monday, July 7th, we entered into a definitive merger agreement (the “Merger Agreement”) with First Midwest Bancorp, Inc. (“First Midwest”).  The Merger Agreement provides that, upon and subject to the conditions set forth therein, Great Lakes will merge with and into First Midwest with First Midwest continuing as the surviving entity (the “Merger”).  A copy of the public announcement is enclosed with this letter.

Under the Merger Agreement, if the Merger is approved and completed, each of the outstanding shares of Great Lakes common stock will be converted into $112.50 in cash and a number of shares of First Midwest common stock based on the volume weighted average price (“VWAP”) of First Midwest common stock over a ten day trading period prior to the closing of the Merger (the “Consideration”).  If the VWAP is greater than $20.01, the stock component of the Consideration for each Great Lakes share will be fixed at $287.50 divided by the VWAP.  If the VWAP is less than $14.18, the stock component of the Consideration for each Great Lakes share will not exceed 17.589 shares of First Midwest common stock. The Consideration is subject to certain adjustments as set forth in the Merger Agreement, and will be substantially determined by the VWAP of First Midwest’s common stock over a ten day trading period prior to closing.

In light of the potential for you to receive more than $220.60 per share for the shares of Great Lakes common stock that you elected to diversify, we are offering you the opportunity to revoke your diversification election.  To do so, you should complete the attached election form and return it to the Human Resources Department at the address below.  You may also use the form to confirm your desire to keep your diversification election in place at the per share value of $220.60.  In making your election, please keep in mind that although First Midwest is targeting a closing during the fourth quarter of 2014, the Merger is subject to closing conditions as set forth in the Merger Agreement, including approval of the Great Lakes stockholders and certain regulatory approvals.  There is no set date for when the Merger will close, nor can we be certain the transaction will be consummated.

Please return the completed form no later than July 31, 2014, to:

Great Lakes Financial Resources, Inc.
Attn: Human Resources Department
4600 West Lincoln Highway
Matteson, IL 60443

If you have any questions about the diversification process please feel free to call me at (708) 283-5844.

Gaines D. Wilson
Vice President
Director of Human Resources

Forward-Looking Statements

The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”).  Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes.  Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction.  When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014.  This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

REVOCATION OF ELECTION

TO DIVERSIFY ESOP ACCOUNT

AMOUNT ELECTED FOR DIVERSIFICATION
Name	$00,000

Qualified participants in the Employee Stock Ownership Plan (ESOP) have the opportunity to diversify a portion of their ESOP account balance. A qualified participant is defined as an active Participant who has attained age 55 and completed at least ten (10) years of participation in the Plan.

You made an election to diversify the eligible amount noted above.  In light of the offer made by First Midwest Bancorp, Inc. to purchase Great Lakes stock, you have the right to revoke your earlier election.

NOTE:         Please return your election by July 31, 2014

ELECTION (Check One)

☐                                    Yes - I wish to revoke my earlier diversification election.

☐                                    No - I do not wish to revoke my earlier diversification election.  I understand I will receive the dollar amount above, which is based on a per share value of $220.60.

Return to:

Employee’s Signature	Date	Great Lakes Financial Resources Inc. Attn: Human Resources Department 4600 West Lincoln Highway
Matteson, IL 60443

Plan Representative	Date

News Release
First Midwest Bancorp, Inc.		First Midwest Bancorp, Inc. One Pierce Place, Suite 1500 Itasca, Illinois 60143-9768 (630) 875-7450 www.firstmidwest.com
FOR IMMEDIATE RELEASE
CONTACT:	Paul F. Clemens (Investors) EVP and Chief Financial Officer (630) 875-7347 paul.clemens@firstmidwest.com	James M. Roolf (Media) SVP and Corporate Relations Officer (630) 875-7533 jim.roolf@firstmidwest.com

TRADED:	NASDAQ Global Select Market
SYMBOL:	FMBI

FIRST MIDWEST BANCORP, INC. TO ACQUIRE GREAT LAKES BANK

First Midwest Continues to Expand Its Metro Chicago Presence

ITASCA, IL, July 8, 2014 — First Midwest Bancorp, Inc. (“First Midwest”) (NASDAQ NGS: FMBI), the parent company of First Midwest Bank, today announced that it has entered into a definitive agreement to acquire south suburban Chicago-based Great Lakes Financial Resources, Inc. (“Great Lakes”) (OTCQB: GLFL), the holding company for Great Lakes Bank, National Association.

Founded in 1896, and with more than $582 million in assets, Great Lakes Bank operates eight branches in Chicago’s south suburbs.  The bank has approximately $490 million in deposits, 96% of which represent core deposits, and $234 million in loans.

“We look forward to welcoming Great Lakes’ customers and employees to First Midwest and to building on the long-standing relationships developed over the more than 100 years that Great Lakes has provided financial services to its clients and communities,” said First Midwest President and Chief Executive Officer Michael L. Scudder.  “The acquisition of Great Lakes continues our expansion in the greater Chicagoland area and represents an excellent opportunity to build on our already extensive presence in the south suburban markets.”

“Both Great Lakes and First Midwest share a deep commitment to relationship banking and high quality customer service.  It is this shared commitment and the opportunities afforded through First Midwest’s broader array of commercial, retail and wealth management products and services that will allow us to better serve our customer’s growing financial needs,” said Thomas S. Agler, President and Chief Executive Officer of Great Lakes.  “We are very excited to be joining First Midwest.”

The merger consideration will be a combination of First Midwest stock and cash, with an overall transaction value of approximately $58 million, subject to certain adjustments based on the stock price of First Midwest prior to the closing.  The acquisition is subject to customary regulatory approvals, Great Lakes’ stockholder approval as well as certain closing conditions, and is presently anticipated to close by the end of 2014.

Conference Call

First Midwest will conduct a conference call to discuss the transaction and related matters today, July 8, 2014, at 10:00 AM (ET). Members of the public who would like to listen to the conference call should dial (877) 507-0639 (U.S. domestic) or (412) 317-6003 (international) and ask for the First Midwest Bancorp, Inc. Call. The number should be dialed 10 to 15 minutes prior to the start of the conference call. There is no charge to access the call. The conference call, together with the presentation slides, will also be accessible as an audio webcast through the Investor Relations section of the Company’s website, www.firstmidwest.com/investorrelations. For those unable to listen to the live broadcast, a replay, together with the presentation slides, will be available on the Company’s website or by dialing (877) 344-7529 (U.S. domestic) or (412) 317-0088 (international) conference I.D. 10049261 beginning one hour after completion of the live call until 9:00 A.M. (ET) on July 16, 2014.  Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.

About First Midwest

First Midwest, with assets of $8.3 billion, is the premier relationship-based banking franchise in the dynamic Chicagoland banking market. As one of the Chicago metropolitan area’s largest independent bank holding companies, First Midwest, through its subsidiary bank, provides a full range of business, retail banking and wealth management services through approximately 90 offices located in communities in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa.  First Midwest has been recognized by J.D. Power as having the “Highest Customer Satisfaction with Retail Banking in the Midwest region” according to the 2014 Retail Banking Satisfaction StudySM.  First Midwest’s website is www.firstmidwest.com.

About Great Lakes

Great Lakes Bank is a relationship-focused community bank that serves local businesses and individuals through a full range of business and retail banking services.  It provides these financial services through eight banking locations that it operates in several south suburban Chicago markets.  For more information about Great Lakes, please access its website at www.bankofchoice.com.

Forward-Looking Statements

This presentation may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite Great Lakes stockholder and regulatory approvals for the proposed transaction might not be obtained;

credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”).  Forward-looking statements are made only as of the date of this presentation, and First Midwest undertakes no obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof.

Additional Information

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes.  Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction.  When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with the proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014.  This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.